Exhibit 99.1

Azure Power announces change in Board of Directors

Gurugram, March 15, 2024: Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that Mr. M.S. Unnikrishnan, has resigned as Chairman of the Board and as a member of the Board of Directors of Azure Power Global Limited and Azure Power India Private Limited, with immediate effect from March 13, 2024. Mr. Unnikrishnan looks to focus on his leadership roles in India assisting various industry bodies and companies, particularly in the areas of policy making and technology development in India. Mr. Unnikrishnan will assist the Company’s new Chairman of the Board when announced with transition to his or her new duties.

Speaking on this, Sunil Gupta, Chief Executive Officer said, “Mr. Unnikrishnan has been an important contributor to our Board of Directors and provided great leadership to our Company. The Board joins me in thanking Mr. Unnikrishnan for his outstanding contributions to Azure and our industry. We wish him great success in his future roles as industry leader.”

Mr. M.S Unnikrishnan said, “It has been a great privilege to serve on Azure Power's board and work with the Company to develop important renewable energy projects for India’s future. I wish the Board and the Company all the very best.”

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

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